FUSIONTECH, INC.
No. 26 Gaoneng Street, High Tech Zone
Dalian, Liaoning Province, China 116025
(86) 0411-84799486

January 3, 2011

VIA EDGAR

John Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	FusionTech, Inc.
Amendment No. 1 to Form 8-K
Filed November 22, 2010
File No. 000-53837

Form 10-K Fiscal Year Ended January 31, 2010
Filed April 1, 2010 and amended November 19, 2010
File No. 000-53837

Dear Mr. Reynolds:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 15, 2010, to FusionTech, Inc. (the “Company”) regarding the above-captioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

We have also filed Amendment No. 1 to the Form 8-K dated November 22, 2010 (“Amendment No. 1”), a revised and executed copy of the Contract of Guarantee filed as Exhibit 10.3, a revised copy of Exhibit 10.14 containing minor revisions to the English translation of the Company’s Agreement with Minmetals Yingkou and a revised Exhibit 99.3 containing revised Notes to the Financial Statements to reflect our responses to the Staff’s comments.

General

1.
Please provide a brief discussion of each of the transactions that ultimately resulted in the current structure of the company. For example, please disclose the transactions in connection with Mr. David Lu’s share acquisition. Also, please disclose the merger between ZapNaps, Inc and FusionTech and explain the purposes of the merger.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see “Historical Business” on page 1 of Amendment No. 1.

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

Description of our Company

Description of FusionTech, page 1

2.
We note statements made such as but not limited to, “[W]e believe we are a leading designer and manufacturer of clean technology industrial machinery . . .” on page 1, “[W]e were one of the first manufacturers of CDQ transport cars in China, and believe that we are a leading manufacturer of coke oven elevators” on page 2, and “[W]e believe we are a leading designer and manufacturer of CDQ transport cars that are key components to a complete CDQ system” on page 3. Please disclose the basis for these statements.

Response:

The Company has revised its disclosure to remove these statements in accordance with the Staff’s comment. Please see pages 2, 3, and 4 of Amendment No. 1.

3.	If true, please expand the third paragraph to clarify that there is an agreement with MinmetalsYingkou rather than a partnership.

Response:

The Company has revised its disclosure to clarify that there is an agreement with Minmetals Yingkou rather than a partnership. Please see page 2 of Amendment No. 1.

Coke Oven Elevator, page 4

4.	Please cite the source for the U.S. Department of Energy’s statement referred to at the beginning of the second paragraph.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 4 of Amendment No. 1.

Production, page 4

5.	Briefly explain the significance of receiving “ISO 9001:2008 Quality Management System” certification.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 5 of Amendment No. 1.

Customers, page 5

6.
If the company has material contracts with any of its major customers, please add disclosure to discuss the major provisions of those contracts. Also, please file the contracts as exhibits as required by Item 601(b) of Regulation S-K, or explain to us why the agreements are not required to be filed.

Response:

The Company executes standard sales contracts and purchase orders in the ordinary course of business for its clean coking and related products, the forms of which are provided by the Company’s major customers. Accordingly, the Company’s clean coking and related products business has no material contracts required to be filed by Item 601(b) of Regulation S-K. The Company has revised its disclosure to clarify that it does not have any material contracts with its customers of its clean coking and related products business. Please see page 5 of Amendment No. 1.

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

With respect to the Company’s planned Steel Plate Fusion services, the Company previously filed as Exhibit 10.14 its Agreement with Minmetals Yingkou Medium Plate Co., Ltd., as required by Item 601(b) of Regulation S-K. The Company has revised its disclosure regarding the major provisions of this Agreement. Please see pages 2, 10 and 28 of Amendment No. 1.

Intellectual Property, page 5

7.
We note that you own seven patents. Please explain how you acquired ownership of these patents and disclose the principal terms of the agreements under which you acquired ownership. Please file these agreements as exhibits or explain why they are not required to be filed under Item 601 of Regulation S-K. In addition, please provide similar disclosure regarding the steel plate fusion technology and file any agreement as appropriate.

Response:

The applications for these seven patents were filed in the Company’s name and have been owned solely by the Company since the date of their initial grant. Accordingly, no agreements regarding acquisition of ownership were necessary or required to be filed under Item 601of Regulation S-K.

The Company filed an invention patent application in China for its Steel Plate Fusion technology which, if granted, will be owned solely by the Company. There are no agreements under which the Company will have acquired ownership of the Steel Plate Fusion patent.

The Company has provided disclosures in accordance with this explanation. Please see pages 6 and 9 of Amendment No. 1.

Research and Development, page 5

8.	Please expand this section to provide the disclosure contemplated by Item 101(h)(4)(x) of Regulation S-K.

Response:

The Company has provided this disclosure in accordance with the Staff’s comment. Please see page 11 of Amendment No. 1.

9.
We note the statement that “[W]e plan to spend approximately $750,000 on research and development in 2010.” Inasmuch as the year is almost over, please discuss what has been done to date and what is planned for the future.

Response:

The Company’s original estimate of $750,000 for research and development has been revised to $220,845 based on actual expenses incurred during the first three quarters of 2010. The Company has revised its disclosure in accordance with the foregoing discussion in response to the Staff’s comment. Please see page 11 of Amendment No. 1.

Governmental and Environmental Regulation, page 5

10.
Please substantially expand your discussion of regulations affecting your business, including the proposed steel plate fusion services; and relating to your corporate structure as it complies with PRC laws in regard to foreign ownership. Please disclose any governmental approvals required for your steel plate fusion services. See Item 101(h)(4)(viii-ix) of Regulation S-K.

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 11and 12 of Amendment No. 1.

11.
We do not understand the statement, “[w]e currently incur nominal costs in connection with environmental laws as our manufacturing processes generate minimal discharge.” (emphasis added) considering the discussion on pages 2 and 3, under “Industry Overview” and the risk factor on page 15, “Our business could be subject to environmental liabilities.” Please revise.

Response:

The Company has revised its disclosure to reflect its environmental liability and actual expenses currently incurred in accordance with the Staff’s comment. Please see pages 11 and 17 of Amendment No. 1. Please note that the discussion on page 3 under “Industry Overview” refers to the pollution generated by traditional coking methods, not the manufacturing processes that produce the Company’s products.

Employees, page 6

12.	Please revise to clarify the total number of employees in addition to the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 6 of Amendment No. 1.

Properties, page 6

13.	Please expand this section to briefly describe the principal terms of the lease agreements. Also, please describe the properties in more detail. See Instruction 1 to Item 102 of Regulation S-K.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 12 of Amendment No. 1.

14.
It is noted that the company has begun construction on a processing facility for Steel Plate Fusion. Please provide updated disclosure with respect to obtaining land-use rights where the facility will be located and "for another piece of land located in Dalian Liaoning Province, China."

Response:

The Company has provided updated disclosure in accordance with the Staff’s comment. Please see page 12 of Amendment No. 1.

15.
Please disclose the status of the construction of the FusionTech processing factory and the remaining construction prior to operation. In this regard, we note that sales are not expected until the third quarter of 2011. Please describe this factory according to Instruction 1 of Item 102.

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 12 of Amendment No. 1.

Risk Factors, page 11

16.
We note the China-related risk factors do not discuss the PRC’s M&A Regulations as they relate to FusionTech’s acquisition of Dalian or the PRC’s resident enterprise tax laws as they relate to FusionTech or FusionTech’s non-PRC shareholders. Please revise or explain.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 23 and 24 of Amendment No. 1.

17.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

1.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response:

The Company maintains its books and records in accordance with People’s Republic of China GAAP (“PRC GAAP”) Please also see the responses to the following questions.

2.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

The Company’s operating subsidiary uses PRC GAAP as its basis of accounting. The books and records of the Company’s operating subsidiary are converted to U.S. GAAP for SEC reporting purposes. First, the Company’s CFO and accounting department provide the books and records of the Company’s operating subsidiary to our auditor Goldman Kurland and Mohidin, LLP (GKM) for their audit/review. Upon GKM completing their audit, the final work papers are given to the Company’s CFO and accounting department, who work closely with Pickard & Green CPA, a U.S. licensed CPA firm, to assist the Company with the following:

•	Consolidation of financial statements and related schedules in accordance with U.S. GAAP.

•
Adjusting/converting entries to convert the books and records of the Company’s operating subsidiary from PRC GAAP to U.S. GAAP. The conversion process includes, but is not limited to, proper accounting for foreign currency translation and transactions in accordance with ASC Topic 830.

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

•	Preparation of footnote disclosures with related schedules and worksheets to support the financial statements.

•	Preparation of a U.S. Financial Statement Disclosure Checklist.

•	Preparation of Management Discussion and Analysis of Financial Condition and Results of Operations.

•	Other U.S. GAAP accounting related matters.

Pickard & Green then provides GKM with the consolidated financial statements and related schedules back to our auditor GKM for their final review. GKM ensures that all necessary and appropriate adjustments have been made in the Company’s conversions and disclosures to comply with U.S GAAP. Once GKM has completed their final review, the financial statements are provided to our management team, legal counsel, and Board of Directors for review and approval prior to filing.

What is the background of the people involved in your financial reporting?

3.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c)	the nature of his or her contractual or other relationship to you;
d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e)
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The Company maintains an internal control system enforced by our CFO, General Managers, Cash Accountant, Cost Accountant, and Management Accountant. These individuals are responsible for ensuring the accuracy of the Company’s accounting records. They each have a PRC Certificate of Accounting Professional and have several years of professional accounting experience. The Company relies on their accounting expertise to keep accurate accounting records.

We follow our firm-wide internal control policy which outlines various functional departments with specific roles assigned for daily responsibilities as well as departmental rules, regulation, and standardized procedures. The division of tasks helps to ensure independent and accountable work, constructive constraints, and supervision to prevent fraud. Financial information is reviewed at each stage of reporting by the accounting department to ensure accurate and complete information is recorded. Staff across all levels of management conducts annual evaluations of the effectiveness of internal controls. Middle managers hold regular meetings to enhance communications between departments to improve efficiency of internal management. Our Financial Management team, led by our CFO, actively educates each department in regards to legal compliance, professional practices, and proper internal controls.

CFO

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

(a)
Our CFO is responsible for managing the accounting department’s process for keeping accurate books and records. Our CFO works with Pickard & Green, CPA, a U.S. certified public accounting firm contracted by us to assist us in preparing our financial statements in accordance with U.S GAAP. Our CFO is responsible for supervising our financial activities and managing the design of our internal controls over financial reporting. In addition, our CFO and Financial Management team actively educate all departments in regards to legal compliance, professional practices, and proper safeguards. Our CFO regularly conducts assessments of the Company’s assets to verify that our asset utilization is reported correctly. Our CFO is involved in our daily financial operations of bookkeeping and approves financial decisions by verifying the authenticity, legality, and rationality of such transactions. Our CFO ensures that the financial information presented by us accurately reflects our financial condition.

(b)	Our CFO has limited relevant education and training in US GAAP, but has extensive relevant education and training in PRC GAAP.

(c)	Our CFO is a full-time employee and has entered into a labor contract with us that is standard for PRC domestic companies.

(d)	Our CFO has the following professional designations: International Certified Public Accountant (ICPA), Certified Tax Accountant (CTA), Certified Practicing Valuer (CPV), and Certificate of Intermediate Accounting Professional. Our CFO is training for Certified Management Accountant designation.

(e)
Our CFO has served as Chief Financial Officer of the Company’s operating subsidiary for the past eight years. He has over 12 years of financial accounting experience in the metallurgical equipment industry. Prior to joining the Company’s operating subsidiary, he served as Chief Accountant of Jinan Qiya Machinery and Equipment Co., Ltd as well as accountant for Dalian Jilian Whole Set Metallurgical Machinery Equipment Co., Ltd. Our CFO has limited experience in preparing financial statements in accordance with U.S. GAAP. Since joining the Company’s operating subsidiary in 2003, our CFO has been responsible for monitoring, evaluating and maintaining internal control over financial reporting to ensure accurate data is recorded.

Cost Accountant

(a)
Our Cost Accountant is responsible for conducting assessments related to inventory, salary, and company expenses. Our Cost Accountant works with GKM and Pickard & Green with respect to issues related to these areas during the audit process and during the preparation of the financial statements. Our Cost Accountant regularly monitors and records the sending, storing, and receiving of products and raw materials, and the labor expenses associated with production. Our Cost Accountant supervises production managers, who keep timely logs of production labor attributed to each project, in order to determine accurate cost of sales. Purchases are methodically valued by comparing at least 3 competing offers and at times includes a bidding process. Our department manager, CFO, and Management Accountant must authorize Company expenses and salary payments as reviewed by the Cost Accountant. Additionally, our Finance Department audits inventory based on verified receipts.

(b)
Our Cost Accountant has limited relevant education and training in US GAAP. Our Cost Accountant is extensively trained in PRC GAAP with an Accounting Degree from Donbei University of Finance and Economics School of Accounting.

(c)	Our Cost Accountant is a full-time employee and has entered into a labor contract with us that is standard for PRC domestic companies.

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

(d)	Our Cost Accountant has the following professional designations: PRC Certificate of Accounting Professional, Certificate of Accounting Computerization.

(e)
Our Cost Accountant has over five years of experience as a professional accountant in China and is extensively trained in preparing financial statements according to PRC GAAP. Our Cost Accountant has limited experience in preparing financial statements according to U.S. GAAP.

Cash Accountant

(a)
Our Cash Accountant monitors our cash account daily and ensures that recorded cash inflows and outflows match actual receipts. Our Cash Accountant is responsible for managing on-time bill and loan payments and ensuring that we have sufficient cash balances to support checks being paid out. Our Cash Accountant’s work is subject to authorization and review by our Management Accountant and CFO.

(b)
Our Cash Accountant has limited relevant education and training in US GAAP. Our Cash Accountant is extensively trained in PRC GAAP and holds a Bachelor’s Degree from Harbin University of Science and Technology.

(c)	Our Cash Accountant is a full-time employee and has entered into a labor contract with us that is standard for PRC domestic companies.

(d)
Our Cash Accountant has the following professional designations: PRC Certificate of Accounting Professional, Level 2 Certified by the National Computer Rank Examination (NCRE), Certified Assistant Economist, Certified Level 6 College English Test (CET).

(e)
Our Cash Accountant has limited experience in preparing financial statements according to U.S. GAAP. Our Cost Accountant has over 13 years of experience as a professional accountant in China and is extensively trained in preparing financial statements according to PRC GAAP.

Management Accountant

(a)
Our Management Accountant oversees accounts receivables, accounts payables, and revenue recognition. Our Management Accountant interacts with customers and suppliers to collect relevant documentation such as quality inspection reports and product acceptance certificates. In addition, our Management Accountant prepares monthly financial analysis, cost projections, and budgets. General Managers are required to approve contracts prior to execution. Our collection staff seeks to actively collect cash from receivables.

(b)
Our Management Accountant has limited relevant education and training in US GAAP. Our Management Accountant is extensively trained in PRC GAAP and holds an Accounting Degree from Liaoning Technical University.

(c)	Our Management Accountant is a full-time employee and has entered into a labor contract with us that is standard for PRC domestic companies.

(d)	Our Management Accountant has the following professional designation: PRC Certificate of Accounting Professional.

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

(e)	Our Management Accountant has limited experience in preparing financial statements according to U.S. GAAP. Our Management Accountant has over three years of experience as a professional accountant.

4.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)	the name and address of the accounting firm or organization;
b)	the qualifications of their employees who perform the services for your company;
c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d)	how many hour they spent last year performing these services for you; and
e)
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

We have retained a U.S. certified public accounting firm, Pickard & Green, CPAs, to prepare our U.S. GAAP financial statements and assist us with our financial disclosures. Pickard & Green’s information and qualifications are below:

(a)	Name and Address: Pickard & Green, CPAs; 28382 Constellation Road, Valencia, California 91355

(b)
Qualifications and Personnel: Kevin Pickard, partner, is directly responsible for preparing our U.S. GAAP financial statements. Mr. Pickard has practiced as a CPA for over 22 years and is licensed in California, Arizona and North Carolina. Mr. Pickard is assisted by Roger Almond, a CPA licensed in California. Mr. Almond has practiced as a CPA for over 11 years.

(c)
Reasons for Qualification: Mr. Pickard is a CPA and has over 22 years of experience working with various U.S. accounting firms, including an international accounting firm for more than 9 years. Mr. Pickard has extensive experience supervising, planning and performing financial statement audits and reviews for public and private companies, preparing financial statement compilations and related footnote disclosures and special reports, and preparing corporate, partnership and personal income tax returns. Mr. Pickard has a strong background in accounting systems and financial operations reporting in a variety of industries. Pickard & Green currently provides similar services to several other U.S. publicly listed companies.

(d)
Hours Spent Performing Company’s Work: Pickard & Green spent approximately 103 hours on the preparation of financial statements for the years ended December 31, 2008 and 2009, the preparation of financial statements for the nine months ended September 30, 2009 and 2010, and assisting with the preparation of the Form 8K.

(e)	Pickard & Green invoiced us $20,000 for their services in 2010.

5.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b)	how many hours they spent last year performing these services for you; and

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

c)
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company does not retain individuals who are not its employees and who are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting. Please see the responses provided to comment 17 above.

Do you have an audit committee financial expert?

6.	As you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge.

Response:

While we have a separately designated Audit Committee, its functions are performed currently by our Board of Directors. None of our directors are currently deemed independent and they have limited knowledge of U.S. GAAP. We plan to establish an audit committee headed by professionals who are proficient in U.S. GAAP accounting and internal control procedures prior to seeking listing of the Company’s securities on a national exchange which is expected to occur before the end of the second quarter of 2011.

Payment of Dividends, page 23

18.
Your disclosure, here, and on page 35, that you have never paid cash dividends appears to be inconsistent with your disclosure on page 26, which states that you paid dividends of $512,750 during the nine months ended September 30, 2010, and with your statements of stockholders' equity and of cash flows, on pages F-4 and F-5. Please revise or advise.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 27, 39, and 42 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition

Overview, page 24

19.
The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general, emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

Response:

The Company has revised the Overview section of the MD&A to include a discussion of its future plans. The Company has also expanded its discussion of events and future plans critical to its business and the capital it needs to expand its business in accordance with the Staff’s comment. Please see page 28 of Amendment No. 1.

Results of Operations, page 25

20.
Please revise the analysis of your operating results for each period presented to describe and quantify underlying material activities that generated income statement variances between periods. For example, there was a 29% increase in general and administrative expenses for the nine months ended September 30, 2009 to September 30, 2010 “due to the increase in bad debt allowance”. As this factor comprises a small portion of the increase, please identify the other components and explain the reason(s) for the increase.

Response:

The Company has expanded the Results of Operations section to describe in more detail the changes in income statement items from period to period in accordance with the Staff’s comment. Please see page 29 of Amendment No. 1.

Liquidity and Capital Resources, page 26

21.
We note your disclosure that you will continue to finance operations though collection of accounts receivable and the sale of your inventory. Considering the respective balances of your accounts receivable and inventory in relation to your current liabilities, as well as your negative cash flows from operations in the most recent nine months, please describe in detail how you plan to fund your existing operations over the next 12 months, In addition, explain the reasons why operating activities used cash during the nine months ended September 30, 2010 when they had provided cash in previous periods.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 31 of Amendment No. 1.

22.
Please revise your disclosure to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items. Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm] as it relates to liquidity and capital resources.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 31 and 32 of Amendment No. 1.

23.
We note the short term note referenced on page 26. Please discuss in greater detail the principal terms of that note, and considering that it is due on January 11, 2011, discuss how the company plans to repay the loan.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 32 of Amendment No. 1.

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

24.
It is noted in your risk factor on page 14 that with the planned expansion of the company's business to offer Steel Plate Fusion services that the company will "likely incur significant capital and operational expenses". Please provide an in-depth discussion to address the company's anticipated cash needs for the new service and further, to address the company's planned sources of capital to be used for this purpose.

Response:

The Company has expanded its discussion in the Liquidity and Capital Resource section under “Financing Activities” regarding the anticipated cost of expanding its business to include the Steel Plate Fusion service and how the Company plans to finance this expansion in accordance with the Staff’s comment. Please see page 32 of Amendment No. 1.

25.	We note the disclosure under risk factor "[i]f we fail to satisfy contribution of capital requirements …." Please quantify the capital contribution and describe the financing efforts.

Response:

The Company has satisfied its contribution of capital requirement and its registered capital requirement. Accordingly, the Company has removed this risk factor as it is no longer applicable.

Certain Relationships and Related Transactions, page 32

26.	Please disclose and quantify the dividend payments to each related party for the time periods covered by Item 404 of Regulation S-K.

Response:

The Company has provided the disclosure in accordance with the Staff’s comment. Please see page 39 of Amendment No. 1.

Executive Compensation, page 30

27.	Please disclose the current compensation arrangements regarding the named executive officers.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 38 of Amendment No. 1.

Exhibits

28.	We note Exhibit 10.3 contains numerous blank spaces. Please file an executed version of this exhibit in its complete form.

Response:

The Contract of Guarantee, filed as Exhibit 10.3 as an English translation, was based on a standardized form contract used by the Shanghai Pudong Development Bank. The blank spaces in the English translation were intentionally left blank because the blank spaces on the original form were either not applicable to the transaction or else not required to be completed by the guarantor. The original Chinese-language Contract of Guarantee contains handwritten lines marking through these blank spaces to indicate that they were intentionally left blank. The Company has filed a revised Exhibit 10.3 to Amendment No. 1, which more clearly indicates that these blank spaces were intentionally left blank.

Financial Statements, Exhibit 99.3

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

Notes to the Financial Statements, page F-6
General

29.
We note you have not provided segment information. Please tell us how you analyzed FASB.ASC 280 in reaching your conclusion regarding segment reporting. Revise to provide the necessary disclosures regardless of whether you have one or multiple reportable operating segments. Refer to the guidance of FASB ASC 280-10-50-20 through 280-10-50-41, as applicable.

Response:

ASC Topic 280 “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Management determined that all of the Company’s product lines – coke oven elevators, smoke transfer machines, coal cleaning machines, coke drums, coke drum carriers, wet quenching cars, coal freight cars, coke guide cars, and coke pushers – constituted a single reportable segment in accordance with ASC 280. The Company currently operates exclusively in one business: the design and manufacture of customized and motorized equipment used in the coking and steel industry. We manufacture all our products by welding together large steel plates into various components. We also integrate motors and electronic controls into all of our products. The components are shipped to our customers’ job sites and subsequently assembled at these job sites. Our customers are some of the largest coking and steelmakers in China. Individual customers have bought our entire suite of products in the past. We do not have customers outside of these two industries. All of our products are sold by our in-house sales and marketing personnel and are shipped via outsourced third party logistic firms. The design and manufacturing processes for each of our products make use of the same pool of engineering and production workers.

The Company has added a Segment Reporting subtopic to Note 2 to the financial statements in accordance with the Staff’s comment. Please see page F-11 in Exhibit 99.3 to Amendment No.1.

Revenue Recognition

30.
We note your revenue recognition policy disclosure lists the four criteria outlined in SAB 104. Please revise to elaborate upon how each of the SAB 104 criteria specifically applies to your revenue stream and address the ollowing items:

•	Include a more specific description regarding the nature of your unearned revenue;
•	Provide a comprehensive discussion regarding the nature of your warranties and discuss how you record warranty expense during the periods presented;
•
We note your disclosure on page 12 that your agreements provide for reaching certain milestones, customer acceptance and negotiated warranties. Given these provisions, please provide a specific and comprehensive discussion regarding why you believe it is appropriate to record revenue on the date of shipment; and

•
We note your disclosure on page 12 that payment of the final 10% of the purchase price is due no later than the termination date of the warranty. Please discuss when you record the revenue related to this payment.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page F-9 in Exhibit 99.3 to Amendment No. 1.

Form 10-K for Fiscal Year Ended January 31, 2010

Signature Page

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 3, 2011

31.	Please confirm that you will include and designate the signature of the principal accounting officer in future filings.

Response:

The Company confirms that it will include and designate the signature of its principal accounting officer in future filings in accordance with the Staff’s comment.

In making our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of The Newman Law Firm, PLLC, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Lixin Wang
Lixin Wang
Chief Executive Officer

Enclosures

cc: Robert Newman, The Newman Law Firm, PLLC